SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 12b-25

                                             Commission File Number 1-2207

                        NOTIFICATION OF LATE FILING

(Check One): [ ] FORM 10-K  [ ] FORM 11-K [ ] FORM 20-F [ ] FORM
10-Q  [ ] FORM N-SAR

For Period Ended:

[ X ] Transition Report on Form 10-K          [  ] Transition Report on
                                                   Form 10-Q
[   ] Transition Report on Form 20-F          [  ] Transition Report on
                                                   Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:  December 31, 1993

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

                      Part I.  Registrant Information

Full name of registrant:                Triarc Companies, Inc.
Former name if applicable:              DWG Corporation
Address of principal executive office
  (street and number):                  777 South Flagler Drive, Suite
                                        1000E
City, State and Zip Code:               West Palm Beach, Florida  33401

                     Part II.  Rule 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

[   ]      (a) The reasons described in reasonable detail in Part
           III of this form could not be eliminated without unreasonable effort or expense;





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[ X ]      (b) The subject annual report, semi-annual report,
           transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]      (c) The accountant's statement or other exhibit required
           by Rule 12b-25(c) has been attached if applicable.

                           Part III.  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary).

      The preparation of the Registrant's Transition Report on Form 10-K for the transition period from May 1, 1993 to December 31, 1993 ("Transition 1993") could not be completed by the prescribed filing date of March 31, 1994 without unreasonable effort or expense as a result of the following factors.

  - On March 11, 1994, the Commission declared effective the Registrant's Registration Statement on Form S-4 (the "Registration Statement") relating to the proposed merger of a wholly-owned subsidiary of the Registrant into Southeastern Public Service Company, a 71% owned subsidiary of the Registrant ("SEPSCO"). In connection with its review of the Registration Statement and SEPSCO's related proxy statement which was filed as a part thereof, the staff of the Commission (the "Staff") expressed a number of comments which required significant changes to the financial statements of the Registrant and of SEPSCO. Specifically, the second comment letter from the Staff included comments which impacted the Registrant's financial statements. Because of (i) the short periods of time between the Registrant's and SEPSCO's response (March 4, 1994) to the second comment letter from the Staff (February 18, 1994), the effectiveness of the Registration Statement (March 11, 1994) and the prescribed filing date for the Transition Report (March 31, 1994), (ii) the Registrant's desire to fully reflect the Staff's comments, as applicable, in the Registrant's financial statements, and (iii) the time and effort of key personnel dedicated to finalizing the Registration Statement and the proxy statement that would have been otherwise dedicated to preparing the Registrant's Transition Report, the Registrant has been unable to finalize its consolidated financial statements for Transition 1993 on Form 10-K without unreasonable effort or expense.



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  -   As previously reported, on October 27, 1993, the Registrant announced that it was changing its fiscal year end to December 31 effective for the transition period ended December 31, 1993 and that each of its subsidiaries that did not then have a December 31 fiscal year end, would also change its fiscal year end to December 31 effective for the transition period ended December 31, 1993. In addition, all significant subsidiaries of the Registrant other than National Propane Corporation were previously reported on a lag basis of one to two months in the Registrant's consolidated financial statements. The Registrant underestimated the complexities caused by the combined effect of the elimination of the lag period and the change in fiscal year end to a date that was not a previous quarter-end. Accordingly, the Registrant has been unable to reflect this change in its fiscal year end (and to finalize its consolidated financial statements, including the required adjustments to conform the reporting period of all subsidiaries to that of the Registrant) by the prescribed filing date without unreasonable effort or expense.

  - As previously reported, a change in control of the Registrant (the "Change In Control") occurred on April 23, 1993. In connection with the Change In Control, the Board of Directors of the Registrant and its subsidiaries were reconstituted and new senior executive officers of the Registrant and its four core subsidiaries were elected. As the year progressed, significant turnover at lower levels within the Registrant and its subsidiaries resulted in worker inefficiencies and inaccuracies. In addition, the Registrant implemented new accounting systems for three of its four core businesses and a new consolidation system. These systems were not fully operational until 1994 and, when combined with employee turnover, contributed to the Registrant's inability to finalize its consolidated financial statements for Transition 1993 by the prescribed filing date without unreasonable effort or expense.

  For all of the above-stated reasons, the preparation of the Registrant's Transition Report on Form 10-K for Transition 1993, including the financial statements to be included therein, could not be completed by the prescribed filing date of March 31, 1994 without unreasonable effort or expense.

                        PART IV.  Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

 Anthony W. Graziano, Jr., Esq.         212          230-3010
      (Name)                       (Area Code)  (Telephone Number)






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      (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [ X ]  Yes    [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ X ]  Yes    [  ]  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Annex A hereto


                          Triarc Companies, Inc.
                       (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1994                      By: Fred H. Schaefer
                                              Fred H. Schaefer
                                              Vice President and
                                              Chief Accounting Officer






















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                                                                   Annex A


      For the reasons stated in Part III to this Form 12b-25, the consolidated financial statements of the Registrant for Transition 1993 have not been completed. The Registrant, however, expects to report in its Transition Report on Form 10-K for such period revenues of $703.5 million compared to revenues of $715.9 million in the comparable 1992 period, an operating profit of $30.0 million compared to an operating profit of $51.1 million in the comparable 1992 period and a net loss of $39.5 million compared to a net loss of $10.3 million in the comparable 1992 period. The decrease in revenues of $12.4 million is principally due to the lack of revenues in the 1993 period of operations previously sold or held for sale. The decrease in operating profit of $21.1 million is principally due to (i) a $15.4 million increase in advertising and marketing expenses in the Company's soft drink segment, (ii) a $10.0 million provision (without tax benefit) in Transition 1993 for estimated insurance loss reserves based on the reviews and recommendations of the Company's insurance consulting actuaries and new insurance management company and (iii) a $2.3 million increase in reserves for legal matters principally for a claim by a former affiliate. The increase in the net loss of $29.2 million is principally due to the after-tax effects of the items affecting operating profit noted above ($20.8 million) as well as (i) a decrease of $11.8 million in the results of discontinued operations including a $12.4 million after-tax charge ($8.8 million after minority interests) in Transition 1993 principally to provide for the estimated loss on the sale of such operations from a previously estimated break-even position and (ii) a $7.2 million increase in reserves for income tax contingencies.

























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